Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Six Months Ended June 30, 2006

(millions of dollars)
Earnings, as defined:
Net income	$486
Income taxes	152
Fixed charges included in the determination of net income, as below	353
Amortization of capitalized interest	6
Distributed income of equity method investees	55
Less: Equity in earnings of equity method investees	41

Total earnings, as defined	$1,011

Fixed charges, as defined:
Interest charges	$347
Rental interest factor	6

Fixed charges included in the determination of net income	353
Capitalized interest	13

Total fixed charges, as defined	$366

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.76

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.